# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Zentalis Pharmaceuticals, Inc., CIK 0001725160
CUSIP: 98943L107
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 10275 SCIENCE CENTER DRIVE, 10275 SCIENCE CENTER DRIVE, SAN DIEGO, California (CA), 92121
Date of event which requires filing of this statement: 01/08/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001689655-24-000020
Filed by CIK 0001689655

## Reporting persons
- Walters William T: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 5,000,000; sole dispositive power 0; shared dispositive power 5,000,000; aggregate amount beneficially owned 5,000,000 (7% of the class)
- WALTERS GROUP: type of reporting person: partnership (PN); citizenship or place of organization: Nevada (NV); sole voting power 0; shared voting power 5,000,000; sole dispositive power 0; shared dispositive power 5,000,000; aggregate amount beneficially owned 5,000,000 (7% of the class)
  Comment: General partnership
- Walters, Susan B.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 5,000,000; sole dispositive power 0; shared dispositive power 5,000,000; aggregate amount beneficially owned 5,000,000 (7% of the class)

## Item 1. Issuer
Name of issuer: Zentalis Pharmaceuticals, Inc.
Address of issuer's principal executive offices: 10275 SCIENCE CENTER DRIVE, 10275 SCIENCE CENTER DRIVE, SAN DIEGO, CALIFORNIA, 92121.

## Item 2. Person Filing
Name of person filing:
This Schedule 13G ("Schedule") is being filed by William T. Walters, The Walters Group (the "TWG") and Susan B. Walters (together, the "Reporting Persons").

TWG directly owns the shares of common stock reported in this Schedule (the "Shares"). William T. Walters may be deemed to share voting and dispositive power with respect to the Shares. Susan B. Walters is the general partner and majority member of TWG and may be deemed to share voting and dispositive power with respect to the Shares.

Each Reporting Person disclaims beneficial ownership with respect to any Shares other than the Shares owned directly by such Reporting Person (if any).
Address of principal business office or, if none, residence: The address of each Reporting Person is 8975 S. Pecos Road, Unit 6A, Henderson, Nevada 89074.
Citizenship: TWG was organized as a Nevada general partnership. William T. Walters and Susan B. Walters are U.S. citizens.

## Item 4. Ownership
Amount beneficially owned: Each of William T. Walters, TWG and Susan B. Walters may be deemed to beneficially own 5,000,000 Shares.
Percent of class: 7.0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 5,000,000
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 5,000,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Walters William T: /s/ William T. Walters, Individual (01/08/2025)
- WALTERS GROUP: /s/ Susan B. Walters, Susan B. Walters, General Partner (01/08/2025)
- Walters, Susan B.: /s/ Susan B. Walters, Individual (01/08/2025)